Mail Stop 3010

May 11, 2010

VIA U.S. MAIL AND FAX (212) 507-3961

Ruth Porat
Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY  10036

Dear Ms. Porat:

We have reviewed your response letter dated May 6, 2010 and have the following additional comment.  If you disagree with our comment, we will consider your explanation as to why our comment is not applicable.  Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or on any other aspect of our review.  Feel free to call me at the telephone number listed at the end of this letter.

1.  We note your response to our prior comment one and your disclosure in the Form 10-Q for the quarter ended March 31, 2010.  We note you describe your accounting policy for repurchase and securities lending transactions as *generally* being treated as collateralized financings.  In future filings, please make an unqualified statement as to how you have accounted for these transactions.  To the extent you have any deviations from your accounting policy, please explain and quantify these deviations in your disclosure.

Please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please submit your response letter on EDGAR.  Please contact me at (202) 551-3498 if you have any questions.

Sincerely,


Linda van Doorn
Senior Assistant Chief Accountant